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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)


       INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                            (AMENDMENT NO.      )(1)



                     PACIFIC AEROSPACE & ELECTRONICS, INC.
            --------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
            --------------------------------------------------------
                         (Title of Class of Securities)


                                   693758104
            --------------------------------------------------------
                                 (CUSIP Number)


                                 MARCH 16, 1998
            --------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)
---------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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Schedule 13G
--------------------------------------------------------------------------------


CUSIP NO.  693758104                       13G        PAGE   2   OF   7   PAGES
         ---------------------                             -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             Liviakis Financial Communications, Inc.  68-0311399
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
           California
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                                               967,500
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                                                     --
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                                              967,500
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                                               --
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            967,500
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            7.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
            CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G
--------------------------------------------------------------------------------

CUSIP NO.  693758104                        13G        PAGE   3   OF   7   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Robert B. Prag
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER           322,500
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER         967,500
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER      322,500
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER    967,500

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,290,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.5%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                                     Page 4 of 7

ITEM 1(a).  NAME OF ISSUER:

        Pacific Aerospace & Electronics, Inc., a Washington corporation.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        434 Olds Station Road, Wenatchee, Washington 98801.

ITEM 2(a).  NAME(S) OF PERSON(S) FILING:

        Liviakis Financial Communications, Inc. ("LFC")

        Robert B. Prag ("RBP")

        LFC and RBP are filing this Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1). Attached to this Statement as Exhibit A is the Joint Filing Agreement of the members of the group pursuant to Rule 13d-1(k)(iii).

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE:

        2420 "K" Street, Suite 220, Sacramento, California 95816

ITEM 2(c).  CITIZENSHIP:

        LFC is a California corporation.

        RBP is a citizen of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

        Common Stock, par value $.001 per share

ITEM 2(e).  CUSIP NUMBER:

        693758104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        Not applicable.

ITEM 4.  OWNERSHIP.

        (a)    Amount beneficially owned:

               LFC:    967,500 shares
               RBP:  1,290,000 shares



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                                                                     Page 5 of 7

               RBP reports the 967,500 shares owned by LFC as beneficially owned by RBP but disclaims beneficial ownership of such shares, except to the extent such beneficial ownership arises out of his service as an officer and director of LFC.

        (b)    Percent of class:

               LFC:  7.3%
               RBP:  9.5%

        (c)    Number of shares as to which such person has:

        (i)    Sole power to vote or direct the vote:

                LFC: 967,500 shares
                RBP: 322,500 shares

        (ii)   Shared power to vote or direct the vote:

                LFC:     --
                RBP:  967,500 shares

        (iii)  Sole power to dispose or to direct the disposition of:

                LFC:  967,500 shares
                RBP:  322,500 shares

        (iv) Shared power to dispose or direct the disposition of:

                LFC:     --
                RBP:  967,500

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

        Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

        Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

        Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10.  CERTIFICATIONS.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated: March 24, 1998               LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                    By: /s/John M. Liviakis
                                        ----------------------------------------
                                           John M. Liviakis, President


                                         /s/Robert B. Prag
                                    --------------------------------------------
                                            Robert B. Prag

                                                                     Page 7 of 7
                                   EXHIBIT "A"

                             JOINT FILING AGREEMENT

        Liviakis Financial Communications, Inc. and Robert B. Prag (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13G (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of Pacific Aerospace & Electronics, Inc., on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

        Each of the Parties represents and warrants that such Party is eligible to use Schedule 13G with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Party, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Party contained therein is either incomplete or inaccurate.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

        In Witness Whereof, the Parties have executed this Joint Filing Agreement this twenty-fourth day of March, 1998.

                                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                    By:  /s/ John M. Liviakis, President
                                        ----------------------------------------
                                             John M. Liviakis, President



                                            /s/ Robert B. Prag
                                    --------------------------------------------
                                                Robert B. Prag